Exhibit 99.1

Zepp Health Corporation to Hold Annual General Meeting on July 5, 2022

BEIJING, June 14, 2022 /PRNewswire/ -- Zepp Health Corporation, ("Zepp Health", the "Company" or "we") (NYSE: ZEPP), a cloud-based healthcare services provider with world-leading smart wearable technology, today announced that it will hold its annual general meeting of shareholders (the "AGM") at 7/F, Building B2, Zhongguancun No. 1, No.81 Beiqing Road, Haidian District, Beijing, People's Republic of China at 2:00 p.m. (Beijing time) on July 5, 2022.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company's American depositary shares ("ADSs") to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on June 13, 2022 as the record date (the "Record Date"). Holders of record of the Company's ordinary shares at the close of business on the Record Date are entitled to notice of the annual general meeting and any adjournment or postponement thereof. Holders of the Company's ADSs are welcome to attend the AGM in person.

The Company has filed its annual report on Form 20-F, which includes the Company's audited financial statements for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission. Shareholders and ADS holders may obtain a copy of the Company's annual report, free of charge, from the Company's website at https://ir.zepp.com , or by contacting Zepp Health Corporation at Huami Global Innovation Center, Building B2, Zhong'an Chuanggu, Technology Park, No. 900 Wangjiang West Road, Hefei, 230088, People's Republic of China, email: ir@zepp.com.

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The Company's mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 36 million units in 2021. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, California.

For investor and media inquiries, please contact:

Zepp Health Corporation
Grace Yujia Zhang
E-mail: ir@zepp.com

The Piacente Group, Inc.
Yang Song
Tel: +86-10-6508-0677
E-mail: zepp@tpg-ir.com